GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

155 CONSTITUTION DRIVE

MENLO PARK, CALIFORNIA 94025

TELEPHONE: (650) 321-2400        FACSIMILE: (650) 321-2800

May 26, 2006

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Adam Halper

Re:	Riverbed Technology, Inc. Amendment No. 1 to Registration Statement on Form S-1 File No. 333-133437

Dear Ms. Jacobs and Mr. Halper:

Riverbed Technology, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 1 and (ii) three hard copies of Amendment No. 1 which are marked to show changes to the Registration Statement filed on April 20, 2006.

On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated May 17, 2006 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the May 17, 2006 letter in italicized print, and the Company’s responses are provided below each comment.

May 26, 2006

General

1.	Please provide us with copies of any additional artwork, graphics or diagrams you intend to use as soon as possible for our review and comment. Please also provide screenshots or any other material that would be used as part of the online presentation of your prospectus, as discussed on page 84, to the extent they differ from the prospectus filed as part of this Form S-1.

RESPONSE TO COMMENT 1:

The Company has updated the inside front and inside back covers of the prospectus to include the artwork it currently intends to use in the prospectus for review and comment by the Staff.

The Company has been informed by the lead managers that the online presentation of the prospectus will not differ from the prospectus filed as part of the Registration Statement. Please see the response to comment #49 below for additional information regarding the online presentation of the prospectus.

2.	Effective May 15, 2006, the age of the financial statements does not satisfy the requirements of Article 3-12(g) of Regulation S-X. Your registration statement must be updated to include financial statements for the interim period ending March 31, 2006.

RESPONSE TO COMMENT 2:

The Company has updated the Registration Statement to include its unaudited interim consolidated financial statements for the three month period ended and as of March 31, 2006.

Prospectus Summary

Riverbed

Overview, page 1

3.	Provide us with support for your statement that Steelhead appliances increase transmission speeds by 5 to 50 times and in some cases up to 100 times.

RESPONSE TO COMMENT 3:

The Company hereby supplementally informs the Staff as follows:

The Company believes its Steelhead appliances increase transmission speeds by 5 to 50 times and in some cases up to 100 times based on internal test results, data from trade journals, data from reports commissioned by the Company, and customer results. Some examples from each category include the following:

Internal Tests:

The following table illustrates internal test results of the Company’s Steelhead appliance over a range of applications.

May 26, 2006

Steelhead performance release report: 20ms / 256 kbit/sec

	Operation	File Size		No SH		Cold or First Run				Warm or Second Run
			(mbytes)	Data Over WAN (kbytes)	Time to Complete (seconds)	Data Over WAN (kbytes)	Time to Complete (seconds)	Compress Ratio (x)	Times Faster (x)	Data Over WAN (kbytes)	Time to Complete (seconds)	Compress Ratio (x)	Times Faster (seconds)
CIFS	Windows Copy	large	37.8	41260	1294.95	3301	100.77	12.50	12.85	2	4.77	18289.97	271.67
Drag/Drop	Drag/Drop Folder	sm/med	8.1	9022	293.86	4538	140.26	1.99	2.10	165	5.50	54.69	53.43
Exchange		small	0.5	642	20.45	585	16.75	1.10	1.22	106	1.61	6.08	12.71

Example 1

Copy a 37.8 Megabyte file in Windows. Transfer time without Steelhead appliances took 1,295 seconds; transfer time “cold” (first pass with Steelhead appliances deployed) took 100.8 seconds; and transfer time “warm” (second pass with Steelhead appliances deployed) took 4.8 seconds, which is 271 times faster than the base case. The “warm” pass results are applicable for all passes after the “cold” pass.

Example 2

Drag and drop a folder in Windows Explorer. Transfer time without Steelhead appliances took 293 seconds; transfer time “cold” (first pass with Steelhead appliances deployed) took 140 seconds; and transfer time “warm” (second pass with Steelhead appliances deployed) took 5.5 seconds, which is 53.4 times faster than the base case. The “warm” pass results are applicable for all passes after the “cold” pass.

Example 3

Use Microsoft Exchange to move a 0.5 Megabyte file. Transfer time without Steelhead appliances took 20.45 seconds; transfer time “cold” (first pass with Steelhead appliances deployed) took 16.75 seconds; and transfer time “warm” (second pass with Steelhead appliances deployed) took 1.61 seconds, which is 12.7 times faster than the base case. The “warm” pass results are applicable for all passes after the “cold” pass.

Trade Journals and Reports:

•	Network Computing, Smart Steelhead Pounds Home Data, September 14, 2005: See “Service enabled” times for FTP, CIFS, Open Remote File, High-Speed TCP, Exchange Client 2000/2003 and SQL Queries versus respective times under “No service” in the tables set forth on page 2 of the article.

•	InfoWorld, Riverbed’s Steelhead swims through WAN bottlenecks, April 9, 2004: “[I]n one test I simulated a T1 satellite WAN link by defining the circuit as 1.536Mbps with 3 percent packet loss and 800ms average latency (400ms in each direction). Over the raw link, it took more than 25 minutes to FTP an 8MB PDF document. With Steelhead in place and “hot” (meaning the data had passed through the cache at least twice before), it took only 12 seconds to FTP the same file.”

•	The Tolly Group Report, Riverbed Steelhead 1010 accelerates applications dramatically over WANs, May 3, 2005: “[T]he Steelhead 1010 speeded up file transfers from 3X in a “cold” – or

May 26, 2006

first time transfer – to up to over 170X faster in a “warm” run than without Steelhead appliances across the various test scenarios.”

Customer Results:

•	“Deploying Steelhead appliances has transformed the way we run our business. It has enabled us to centralize our storage so our branch offices, as well as our consultants in India, access everything they need from one spot. I don’t need to worry about multiple file versions, backup issues, file collaboration or speed of transfer. Our branch offices open large CADD files over our WAN at least 15-20 times faster than the traditional T1 speeds. It’s as if we are all working in the same office.” – Mike Rinken, IT Manager, Fentress Bradburn

•	“For us, Riverbed’s Steelhead appliance is one of the most significant technological advancements in the last decade. Our files and data now move more than 70 times faster between offices. It’s a technology that fundamentally changes the rules of the game.” – Bruce Bartolf, CTO, Gensler

Copies of the materials referenced under “Trade Journals and Reports” above have been provided in the binder enclosed with the paper copy of this letter.

The Riverbed Strategy, page 2

4.	Please provide support for the statement that you are a leader in the WDS market.

RESPONSE TO COMMENT 4:

The Company hereby supplementally informs the Staff as follows:

The WDS market is new and characterized by rapid change. The WDS market consists of two sub-segments, wide area file services (WAFS) and WAN optimization. Large numbers of vendors provide one or more of the component optimization technologies that comprise the WDS market, and all compete within the overall WDS market. The Company believes it is a leader in this market because it is currently the only provider of a comprehensive WDS solution that adequately addresses the fundamental performance problems of wide-area distributed computing.

The Company’s statement that it is a leader in the WDS market has also been confirmed by its receipt of numerous awards, including the following:

•	The Wall Street Journal – The Company’s Steelhead appliances were selected as a winner of a “2005 Technology Innovation Award” in the Network/Broadband/Internet category.

•	InfoWorld – The Company was the recipient of a “Technology of the Year” award in 2005.

•	InfoWorld – The Company was the recipient of a “Technology of the Year” award in 2006.

May 26, 2006

•	Network Computing – The Company received a “Well-Connected Award” in the remote office solutions category in 2006.

The Company’s statement that it is a leader in the WDS market has also been confirmed in trade journals, analyst reports, general business press and commissioned reviews.

For example, Yankee Group, a technology consulting and research firm, analyzed the WDS competitive landscape in a December 2005 paper titled Wide-Area Data Services Market Matures: “[T]he vendor landscape is filled with products that address one or even two of the main problems in a branch, but only the Steelhead appliances from Riverbed offer a product that addresses all three main components of branch office application problems.”

The Taneja Group, a technology analyst and consulting group, stated in a May 2005 paper titled Wide Area Data Services: Optimizing the Branch: “From a categorical definition standpoint, it became clear to us that Riverbed was definitely more than a Wide Area File Services (WAFS) vendor, and more than a WAN network optimization software provider. We came to the conclusion that Riverbed architected a new approach that collapsed historically disparate solutions together into one. In short, the company had pioneered the evolution of Wide Area Data Services.”

The Company’s leadership position in the WDS market also extends to subsets of the WDS market, such as the market for WAFS. For example, TheInfoPro, a research group for the information technology industry, published the results of a recent study in an April 13, 2006 paper titled WAFS Adoption Accelerating: “[T]he lead vendor used by Fortune 1000 pros for WAFS technology became Riverbed, taking the #1 position from Cisco….”

Copies of the materials referenced above have been provided in the binder enclosed with the paper copy of this letter.

Risk Factors, page 7

Risks Related to Our Business and Industry

Our operating results may fluctuate significantly. . . page 7

5.	We note your statement that a significant portion of your quarterly sales typically occur during the last month of the quarter. Please revise to briefly address the known reasons for this distribution of sales revenue. Further, revise your “Management’s Discussion and Analysis or Plan of Operation” section to discuss in greater detail the reasons behind this timing and the resulting effect on your results of operations. Please also advise if the timing of orders or seasonality may have contributed to the substantial increase in total revenue from the quarters ended June 30, 2005 to September 30, 2005 or describe the other reasons for the drastic increase. See Item 101(c)(1)(v) of Regulation S-K.

May 26, 2006

RESPONSE TO COMMENT 5:

The Company believes that a significant portion of its quarterly sales typically occur during the last month of a quarter as a result of customer buying patterns of products similar to those offered by the Company as well as experienced in the technology industry generally. In response to the Staff’s comment, the risk factor on page 7 of the Registration Statement has been revised and additional disclosure has been added to the “Management’s Discussion and Analysis” section on page 42 of the Registration Statement.

As disclosed in the last full paragraph on page 42 of the Registration Statement, the Company believes that its quarterly revenue growth is attributable to increasing market acceptance of its products, international expansion and, beginning in the quarter ended September 30, 2005, additional revenue recognition due to the recognition of reseller product revenue upon shipment due to the establishment of VSOE of fair value of product support on reseller agreements. To date, the Company does not believe the timing of orders or seasonality has contributed meaningfully to fluctuations in its quarterly operating results.

We rely on value-added resellers. . . page 9

6.	Identify the vendors upon whom you rely for your hardware components and discuss any material relationships. Further, it appears that you may be substantially dependent on certain vendors, such as those that manufacture your Steelhead. Accordingly, while we note you have no long-term supply arrangements, please advise of the consideration given to filing any other type contract with vendors as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE TO COMMENT 6:

The Company relies on contract manufacturers to manufacture and assemble its products. These vendors provide standard manufacturing services. Except as set forth in the “Risk Factors” section of the Registration Statement, the components used in the Company’s products are generally readily available from a number of suppliers. Accordingly, the Company believes it has fully disclosed the risks related to its reliance on contract manufacturers and component suppliers without identifying the specific vendors upon which it relies. In response to the Staff’s comment, the Company has revised the risk factor titled “We are susceptible to shortages or price fluctuations…” on page 11 of the Registration Statement to provide enhanced disclosure.

As requested, we have reviewed the filing requirements of Item 601(b)(10) of Regulation S-K. Because the Company does not have any long-term supply contracts and purchases off-the-shelf general purpose hardware computing platforms pursuant to standard purchase orders, the Company does not believe it has any vendor contracts required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

May 26, 2006

We are susceptible to shortages or price fluctuations. . . page 11

7.	Please revise to identify the component(s) that may be available from a single or limited source. If obtaining alternate sources may have a material impact on your operations, please discuss this in greater detail.

RESPONSE TO COMMENT 7:

The Company has revised the risk factor on page 11 of the Registration Statement in response to the Staff’s comment.

If we lose key personnel. . . page 12

8.	Please advise if you maintain key person insurance policies. Please also advise if you had problems attracting personnel to date.

RESPONSE TO COMMENT 8:

The Company does not currently maintain key person insurance policies. The Company operates in a highly competitive environment but has not experienced any significant problems attracting personnel to date.

We may engage in future acquisitions, .., page 14

9.	Please advise if you are in any stages of discussion to acquire business, products or technologies from other companies.

RESPONSE TO COMMENT 9:

The Company advises the Staff that it is not in any stage of discussion to acquire businesses, products or technologies from any other companies at this time.

Our international sales and operations subject us to additional risks. . . page 14

10.	We note your discussion in the section of the need to localize your products for international customers. However, we do not see corresponding disclosure in your “Business” or “Management’s Discussion and Analysis or Plan of Operation” sections. Please revise to discuss the costs and necessary efforts to localize your products and if these customizations efforts may effect future growth. Please also specifically discuss the complexities of providing services to your growing international customer base and the consideration given to risk factor disclosure concerning the limited number of support centers globally as compared to your pace of global expansion.

RESPONSE TO COMMENT 10:

The Company’s costs associated with localizing its products for international customers are related to changes to its products for compliance with local laws such as country specific regulatory

May 26, 2006

and documentation requirements, localization of the user interface and translation of its product materials into local languages. The product development costs for localizing its user interface, both graphical and textual, could be a material expense to the Company if the software requires extensive modifications. To date, such changes have not been extensive and the costs have not been material. The Company has revised its “Management’s Discussion and Analysis” to discuss the complexities outlined above of providing services to its growing international customer base. Additionally, the Company has added disclosure regarding technical support expansion in countries outside of the United States.

Our use of open source and third-party software. . . page 15

11.	Please identify any third party proprietary software upon which your WDS systems are materially dependent or would require substantial efforts to replace.

RESPONSE TO COMMENT 11:

In response to the Staff’s comment, the Company has revised the risk factor on page 15 of the Registration Statement.

We are subject to governmental export and import controls. . . page 15

12.	Please advise if you have any sales or operations in Cuba, Sudan, Iran, Syria or North Korea. Please also identify any countries where enacted laws may have a material effect on your ability to sell or market your products or where resellers/OEMs would not be able to resell your products.

RESPONSE TO COMMENT 12:

The Company does not have any sales or operations in Cuba, Sudan, Iran, Syria or North Korea. In response to the Staff’s comment, the Company has revised the risk factor on page 16 of the Registration Statement to note certain laws that could have a material effect on the sale or marketing of products by the Company, value-added resellers or OEMs.

We will incur significant increased costs as a result of operating as a public company. . . page 16

13.	In this section and throughout the document, where applicable, please describe in specific detail the NASDAQ Stock Market’s Global Market listing standards that may materially impact your corporate governance or trading in your securities. For example, in this section briefly discuss any minimum float or share price requirements.

RESPONSE TO COMMENT 13:

In response to the Staff’s comment, the Company has revised the risk factor titled “We will incur significant increased costs…” on page 16 of the Registration Statement and the risk factor titled “Our securities have no prior market…” on page 18 of the Registration Statement to

May 26, 2006

summarize the applicable corporate governance and trading requirements of the Nasdaq Stock Market’s Global Market.

Use of Proceeds, page 22

14.	Please identify the creditor who may be repaid from the offering proceeds.

RESPONSE TO COMMENT 14:

In response to the Staff’s comment, the Company has revised the language on page 23 of the Registration Statement to identify Lighthouse Capital Partners V, L.P. as the creditor who may be repaid from the offering proceeds.

Management’s Discussion and Analysis or Plan of Operation

Overview page 28

15.	We note you discuss in the second paragraph that you continue to add international personnel. In general, we note substantial discussion of expanding your international presence but very little quantitative information of the costs associated with international expansion or the negative ramifications of international expansion. In connection with comment 10, please revise your disclosure.

RESPONSE TO COMMENT 15:

In response to the Staff’s comment, the Company has revised “Management’s Discussion and Analysis” to include additional disclosure on page 30 of the “Overview” section and page 39 of the “Sales and Marketing Expenses” section of the Registration Statement to quantify the costs associated with international expansion.

16.	We note that you have recently increased indirect sales to OEM’s and other sources as a percentage of revenue but without providing your branded name. Please provide additional disclosure on this ramification from a qualitative and quantitative standpoint, if material.

RESPONSE TO COMMENT 16:

The Company has revised the risk factor on page 9 of the Registration Statement to more fully disclose, from a qualitative standpoint, the impact of its reliance on value-added resellers, OEMs and other indirect channel partners. The Company’s OEM relationships are at an early stage of development and no trends have yet emerged regarding their impact on the Company’s operating results. Accordingly, the Company believes it is premature and potentially misleading to discuss the quantitative impact of its OEM relationships on its operating results. In 2005, 59% of the Company’s revenue was derived from indirect channels, and such indirect channel revenue related exclusively to reseller transactions. The Company’s resellers purchase products from the Company and sell through to an end user. In these reseller transactions, the Company’s name remains on the product. The Company has revised its disclosure to clarify the above. In 2005, the Company began selling to OEMs who sell the

May 26, 2006

Company’s product under their own brand name; however, the Company did not recognize any revenue relating to its OEM arrangements during this period or through March 31, 2006. The Company supplementally advises the Staff that as of December 31, 2005 and March 31, 2006, it had $264,000 and $899,000, respectively, of deferred revenue related to its agreement with Hewlett-Packard. As of December 31, 2005 and March 31, 2006, the Company had $0 and $97,000, respectively, of deferred revenue related to its agreement with McDATA.

17.	Although your “Management’s Discussion and Analysis or Plan of Operation” section provides discussion and analysis of past financial condition and operating analysis, there does not appear to be much emphasis, if any, on your prospective financial condition and operating performance. For example, you do not discuss costs of expansion into international markets, introduction of new models of your products or other substantial anticipated costs and how they will impact your financial position, results of operations or liquidity. Revise your disclosure to include a discussion of any known trends and the impact they may have on future operations. See Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K.

RESPONSE TO COMMENT 17:

The Company has revised the disclosure in the “Management’s Discussion and Analysis” section of the Registration Statement as requested.

Results of Operations

Revenue, page 35

18.	Please briefly discuss the nature of “training” that accompanies your service.

RESPONSE TO COMMENT 18:

The Company has revised the disclosure on page 36 of the Registration Statement as requested. The Company supplementally informs the Staff that training revenues were $0, $1,000 and $15,000 in the years ended December 31, 2003, 2004 and 2005, respectively, and $0 and $29,000 in the three months ended March 31, 2005 and 2006, respectively.

Cost of Revenue and Gross Margin, page 36

19.	Please revise your disclosure in this section and throughout your “Management’s Discussion and Analysis or Plan of Operation” disclosure to remove vague terms, such as “primarily” or “largely” in favor of specific quantifications to the extent possible.

RESPONSE TO COMMENT 19:

The Company has revised the disclosure in the “Management’s Discussion and Analysis” section in response to the Staff’s comment.

May 26, 2006

Research and Development Expenses, page 37

20.	Please advise as to the technology assets purchased in 2005. Do you anticipate substantial additional technology purchases in 2006?

RESPONSE TO COMMENT 20:

Technology assets acquired in 2005 include servers, network routers and switches, terminal servers, and other equipment used to develop, test, support, and validate the interoperability of the Company’s products. The Company has made, and plans to continue to make, investments in fixed assets for these purposes. To date, the Company has not acquired any assets of another company outside of the ordinary course of business.

21.	We note that for certain Microsoft applications such as Microsoft Exchange, you create specific streaming applications to address their use. Please advise if the release of a newer version of Microsoft Windows may affect the operations of your systems or increase your research and development requirements as discussed, for example, on page 49.

RESPONSE TO COMMENT 21:

The Company does not believe that announced future releases of Microsoft Windows or other Microsoft applications will have a material impact on either the operations of its systems or its research and development requirements. The Company has factored the impact of future releases of Microsoft Windows on the Company’s products into its research and development plans and therefore does not anticipate any material impact. However, as discussed on page 9 of the Registration Statement in the last paragraph of the risk factor titled “We face intense competition…”, improvements to Microsoft application protocols could reduce the need for the Company’s products and have a negative impact on the Company’s business.

General and Administrative Expenses, page 38

22.	Please also discuss the specific costs and effects of compliance with NASDAQ Global Markets listing standards or other costs of compliance with NASD rules and regulations.

RESPONSE TO COMMENT 22:

Because the Company’s corporate governance practices and procedures are designed to comply with the Sarbanes-Oxley Act, NASD rules and regulations and other applicable regulatory requirements, the Company is unable to separately identify the costs required to comply with applicable NASD rules and regulations on a stand-alone basis. However, in response to the Staff’s comment, the Company has added disclosure on page 40 of the Registration Statement to indicate that its corporate governance compliance costs are attributable to all of these regulatory requirements and not just those promulgated under the Sarbanes-Oxley Act.

May 26, 2006

Liquidity and Capital Resources, page 40

23.	We note your disclosures surrounding the cash flows from operating, investing, and financing activities. Tell us how you considered Item 303 of Regulation S-K and Section IV of the “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” (Release 34-48960) regarding your Management’s Discussion and Analysis or Plan of Operation disclosures. In this regard, note that when preparing the discussion and analysis of operating cash flows, companies should address material changes in the underlying drivers rather than merely describe items identified on the face of the statement of cash flows, such as the reconciling items used in the indirect method of presenting cash flows.

RESPONSE TO COMMENT 23:

The Company has considered Item 303 of Regulation S-K and Section IV of the “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” and has revised the disclosure in the “Liquidity and Capital Resources” section beginning on page 43 of the Registration Statement accordingly.

24.	Please revise to disclose the material covenants and restrictions that you must comply with under any debt instruments, including your June 2004 loan and security agreement, as amended. Please also advise if you considered discussing the cash reserve requirements pursuant to your lease and merchant services agreements, if material.

RESPONSE TO COMMENT 24:

The Company notes the Staff’s comment regarding material covenants and restrictions and has revised the disclosure on page 43 of the Registration Statement as requested. The Company has also revised the disclosure on page 44 of the Registration Statement to discuss the cash reserve requirements pursuant to its lease agreements.

Business

Overview, page 43

25.	Please provide a basis for your statement that it is a “misconception” that increasing or optimizing bandwidth alone can adequately reduce inefficiencies and performance problems in wide-area distributed computing.

RESPONSE TO COMMENT 25:

The Company hereby supplementally informs the Staff as follows:

It has been the Company’s consistent experience in marketing its products and services that there exists a common misconception that most WAN performance problems stem from bandwidth insufficiency. As such, organizations that experience WAN performance problems often attempt to

May 26, 2006

solve these problems by adding additional bandwidth alone. The amount of WAN bandwidth dictates the maximum volume of data that can traverse a WAN at any given point in time. Accordingly, if an organization currently experiencing 100% WAN bandwidth utilization experienced an increase in the amount of data traversing its WAN, the organization would likely benefit by increasing or optimizing bandwidth. However, even if an organization’s network allows for a large amount of data to traverse its WAN at a given point in time, the distance that must be traveled by the data and the inefficiencies of the protocols used to send the data are also significant factors in WAN performance. Accordingly, while increasing or optimizing bandwidth alone may allow an organization to increase the amount of data that can traverse the WAN at a given point in time, WAN performance problems resulting from the distance between locations across the WAN and resulting from network and application protocol inefficiencies are not addressed by increasing or optimizing bandwidth alone. As a result, inefficiencies and performance problems in wide-area distributed computing are typically not solved by increasing or optimizing bandwidth alone.

The following additional support from industry analysts, commissioned reviews and one of our competitors has been provided in the binder enclosed with the paper copy of the letter:

•	JMP Securities, WAN Optimization: Networking at Warp Speed, August 3, 2004: “Bandwidth is not the only problem. The distance a user is from the data he wants to access across the WAN has a tremendous impact on the throughput of a WAN connection.”

•	The Tolly Group Report, Riverbed Steelhead 1010 accelerates applications dramatically over WANs, May 3, 2005: “Compression and caching solutions address the bandwidth component of the problem, but application performance is also affected by latency related to chatty transport and application protocols.”

•	F5 Networks website: The website refers to “a vendor environment that has actively promoted the myth that high bandwidth can address almost any performance problem.” (Available at http://www.f5.com/solutions/technology/bandwidth_myth_wp.html)

26.	Please provide greater detail on the general development of the business, including operations prior to selling your first products in May of 2004. Discuss any prior names such as NBT, under which Riverbed operated. See Item 101(a) of Regulation S-K.

RESPONSE TO COMMENT 26:

The Company notes the Staff’s comment and has revised the disclosure on page 47 of the Registration Statement as requested.

May 26, 2006

27.	We note from Exhibit 21.1 that Riverbed Technology has numerous subsidiaries. Please revise your disclosure to include a brief discussion of each subsidiary as required by Item 101(a) of Regulation S-K.

RESPONSE TO COMMENT 27:

The Company supplementally advises the Staff that each of its subsidiaries provides support for personnel that are engaged in sales and marketing activities in the applicable jurisdiction. In response to the Staff’s comment, additional disclosure has been added on page 47 of the Registration Statement to this effect.

Industry Background, page 43

28.	We note your reference to In-Stat data, regarding the number of remote offices. For this data or any other data you cite, please provide us with marked copies of the articles containing the data you cite. Set forth the dates of all cited reports. Tell us whether the information you attribute to these sources is generally available to the public without charge or at a nominal cost and if so, please tell us where the information is available. Please also provide the articles that discuss the awards you received as mentioned in the last paragraph preceding this section.

RESPONSE TO COMMENT 28:

In response to the Staff’s comment, page 48 of the Registration Statement has been revised to include the date of the In-Stat report.

In addition to the awards mentioned in the original filing of the S-1, the Company has updated the Registration Statement to add a reference to the Company’s receipt of a “Well-Connected Award” in the remote office solutions category in April 2006. Enclosed with the paper copy of this letter is a binder that includes a copy of the In-Stat report as well as the articles that discuss the awards received by the Company which are mentioned in the Registration Statement. Each of these documents has been marked to indicate the location of the relevant information. Set forth in the table below is information regarding the name, date and availability of the cited materials.

Source	Date	Availability

InfoWorld: “Technology of the Year Awards”	Jan. 3, 2005, Jan. 2, 2006	These articles may be obtained for free by registering on the InfoWorld website (www.infoworld.com).

In-Stat Report: “Going to Pieces: Remote Branch Offices in the US Business Market.” Report No. IN0501993SH	May 3, 2005	This report may be obtained for a fee of $995 through the In-Stat website (www.instat.com) or by contacting an In-Stat sales representative at (480) 483-4441.

The Wall Street Journal: “Innovation Awards: A Better Idea”	Oct. 24, 2005	A copy of the original article, which was publicly available in The Wall Street Journal, can now be obtained for a fee of $4.95 through the Wall Street Journal’s article archive (http://online.wsj.com/public/page/3_0466.html?mod=topnav_0_0012).

Network Computing: “12th Annual Well-Connected Awards: Network Infrastructure”	April 24, 2006	This article may be obtained for free on the Network Computing website (http://www.networkcomputing.com/showArticle.jhtml?articleID=185303656)

May 26, 2006

Riverbed Solution, page 46

29.	Please revise to provide support for the statements made in the last paragraph of this section.

RESPONSE TO COMMENT 29:

The Company has revised the last paragraph of the “Riverbed Solution” section on page 51 of the Registration Statement and supplementally provides the Staff with the support set forth below:

The Company’s products are designed to be deployed more easily and transparently into its customers’ networks than alternative products. For example, the Company’s products do not require the advance configuration of network tunnels between all the sites, as do some other WAN optimization products. Furthermore, the Company’s products do not require advance configuration of all Windows clients and file servers, as do some cache-based solutions. In addition, the Company’s products optimize bi-directional WAN traffic after the first pass in one direction, unlike some other solutions that require the same traffic pass both ways before it can be optimized in the return direction.

The Company’s products are easy to manage because of the Company’s Central Management Console, which allows up to 500 Steelhead appliances to be managed from a single site. The Company’s products are easy to integrate into existing infrastructure because they transparently intercept and optimize TCP based traffic, without the detailed configuration process referred to in the paragraph above. Furthermore, the Company’s products are designed to be integrated into highly complex existing IT infrastructure, with features like dual port and four-port network interface cards, fail-to-wire functionality for reliability, redundant deployment for high-availability, and support for asymmetric routing.

The Company’s solutions are highly scalable across networks of all sizes, with products that support up to 45 Mbps of optimized WAN traffic, up to 512 megabytes of data store per appliance, and support for multiple appliances to be deployed in series or in parallel to help scale to very large deployments and address the wide-area distributed computing needs of every major industry. The Company’s products are already deployed and operational in a wide range of industries, including, but not limited to, financial services, manufacturing, legal, accounting, architecture, engineering, semiconductor, software development, entertainment, chemicals and pharmaceuticals.

May 26, 2006

Customers, page 50

30.	Please advise as to the consideration given to providing disclosure pursuant to Item 101(c)(1)(vii) regarding any dependence on one or more customers, pursuant to either your direct sales or indirect sales to OEMs. Please advise if the loss of HP or McDATA Corporation in the future would have a material adverse effect of on your business. Finally, please summarize the material terms of Exhibits 10.16 and 10.17.

RESPONSE TO COMMENT 30:

During the year ended December 31, 2005 and for the three month period ended March 31, 2006, no single customer accounted for 10% or more of the Company’s consolidated revenue.

The Company began selling its products through its OEM partner, Hewlett-Packard, in 2005 and began selling its products through its OEM partner, McDATA, in 2006. However, through March 31, 2006, the Company did not recognize any revenue through either of its OEM partners. As of December 31, 2005 and March 31, 2006, the Company had deferred revenue of $264,000 and $899,000, respectively, related to its agreement with Hewlett-Packard, and deferred revenue of $0 and $97,000, respectively, related to its agreement with McDATA. The Company currently has over 150 indirect sales partners, including Hewlett-Packard and McDATA. The Company believes these OEM contracts are of the type which ordinarily accompany the kind of business the Company conducts. The Company is not dependent upon, nor would it suffer a material adverse effect from the loss of, its relationship with either Hewlett-Packard or McDATA. Accordingly, the Company does not believe that either of these contracts should be filed with the Registration Statement as a material contract as defined by Item 601(b)(10)(ii)(B) of Regulation S-K. As such, the Company has revised its exhibit list to remove the references to both the Hewlett-Packard and McDATA agreements. In addition, the Company respectfully submits that summaries of these contracts may give these relationships undue prominence in the Company’s disclosure and potentially mislead prospective investors. Therefore, the Company has not included the requested summaries.

Support and Services, page 50

31.	Please also discuss in greater detail the timing and number of software product upgrades, patches and maintenance releases available and the standard support periods. Finally, please discuss the nature of the support services offered as discussed in your notes to financial statements.

RESPONSE TO COMMENT 31:

The Company notes the Staff’s comment regarding support services and has revised the disclosure on page 55 of the Registration Statement as requested.

32.	Please discuss the terms of your warranty, including a brief discussion of your warranty reserves.

RESPONSE TO COMMENT 32:

The Company notes the Staff’s comment regarding the Company’s warranty and has revised the disclosure on page 55 of the Registration Statement as requested. In addition, please refer to the discussion of the Company’s warranty reserves on page F-15 of the Registration Statement.

May 26, 2006

Manufacturing, page 51

33.	Please discuss generally any guarantees that manufacturers may provide to you in terms of warranty, quality control, replacement times etc.

RESPONSE TO COMMENT 33:

The Company notes the Staff’s comment and has revised the disclosure on page 55 of the Registration Statement as requested.

Competition, page 51

34.	Please discuss in materially complete terms the relative position in the current market in which you operate, including quantitative and qualitative information on your relative position to the extent known. Please also consider discussing how cache-based architectures and WAN optimizations products compete with your solution or parts of your solution. For example, mention as discussed on page 9 the certain products that may be incorporated into other products by OEM manufacturers. We note you believe you are the only comprehensive WDS solution provider. Please discuss which components your primary competitors provide in certain sub-segments and describe in greater detail if certain OEM manufacturers also compete successfully in critical components.

RESPONSE TO COMMENT 34:

The Company supplementally informs the Staff that the Company’s primary publicly traded competitors, Cisco Systems, Juniper Networks, F5 Networks and Packeteer, do not provide financial information regarding the portion of their revenue attributable to their activities in the WDS or related markets. As a result, the Company is unable to provide quantitative information on its relative position in the WDS market.

The Company has revised the disclosure related to the Company’s competition on pages 55-56 of the Registration Statement to address the Staff’s remaining comments.

Intellectual Property, page 51

35.	Please include the duration and effect of the patents held. Also indicate probable effects of not obtaining patent protections over the “number” of pending applications. See Item 101(c)(1)(iv) of Regulation S-K. Finally please quantify the “number” of pending applications.

RESPONSE TO COMMENT 35:

The Company has revised the disclosure on page 56 of the Registration Statement in response to the Staff’s comment.

May 26, 2006

Management

Executive Officers, Key Employees and Directors, page 53

36.	With respect to the companies for which your directors are concurrently directors, please revise this section to clearly disclose those companies that have a class of securities registered pursuant to section 12 of the Exchange Act or are subject to the requirements of section 15(d). See Item 401(e)(2) of Regulation S-K.

RESPONSE TO COMMENT 36:

The Company notes the Staff’s comment and has revised the disclosure on page 60 of the Registration Statement to indicate the companies for which members of its board are concurrently directors that have a class of securities registered pursuant to section 12 of the Exchange Act or are subject to the requirements of section 15(d) of the Exchange Act. Michael R. Kourey and Stanley J. Meresman are currently the Company’s only directors concurrently serving on such boards.

37.	Please advise if you have any promoters. See Item 401(g) of Regulation S-K.

RESPONSE TO COMMENT 37:

The Company does not have any promoters.

38.	Please confirm that Mr. Irvine did not perform consulting services for Riverbed.

RESPONSE TO COMMENT 38:

The Company has revised the disclosure on page 59 of the Registration Statement to indicate that Mr. Irvine performed consulting services for the Company from February 2005 to April 2005. The Company supplementally advises the Staff that Mr. Irvine did not receive any stock in consideration for his consulting services provided to the Company.

Equity Benefit Plans

2006 Equity Incentive Plan, page 63

39.	We note your disclosure that no participant may receive options or stock appreciation rights covering more than 2,500,000 in one calendar year. Please confirm whether the limitations set forth in Sections 5.2 and 7.2 of the Equity Incentive Plan with respect to stock options and SARs should be aggregated. Please also confirm that Restricted Shares and Stock Units are not also covered under the 2,500,000 aggregate share limit.

RESPONSE TO COMMENT 39:

The aggregate share limit under the 2006 Equity Incentive Plan applicable to stock options set forth in Section 5.2 of the Equity Incentive Plan (2,500,000 shares) is separate and in addition to the aggregate share limit applicable to SARs set forth in Section 7.2 of the Equity Incentive Plan

May 26, 2006

(2,500,000 shares). There is not a similar limit for restricted shares or stock units. The Company has revised the disclosure on pages 69-70 of the Registration Statement to clarify that the share limit is separate for options and SARs.

40.	Please revise to discuss the general terms of the Stock Option Agreement, where applicable. For example, please discuss in this section and where applicable the effect of involuntary termination on vesting of stock options.

RESPONSE TO COMMENT 40:

The Company notes the Staff’s comment. The disclosure has been updated on page 70 of the Registration Statement to provide the information requested.

Certain Relationships and Related Party Transactions, page 68

41.	Please disclose the entities associated with Eric Wolford.

RESPONSE TO COMMENT 41:

The Company has revised its disclosure on page 73 of the Registration Statement to clarify that Eric Wolford purchased shares of the Company’s Series A Preferred Stock in his name individually and not through an associated entity.

Principal and Selling Stockholders, page 70

42.	We note your statement that information is provided as of December 31, 2005. Please note that the selling shareholder information should be provided as of the anticipated effective date.

RESPONSE TO COMMENT 42:

The Company notes the Staff’s comment. The disclosure has been updated to provide information as of May 1, 2006 and will be updated again prior to the anticipated effective date.

Page 77 of the Registration Statement has also been updated to indicate that an entity affiliated with Steven McCanne is currently anticipated to be the sole selling stockholder in the offering. The selling stockholder entity is Steven McCanne and Tamara R. White, Trustees of the McCanne Family Trust dated July 8, 2002 and successor Trustees.

May 26, 2006

43.	Please identify the natural person(s) with sole or shared voting or dispositive power over the shares held by Lightspeed Venture Partners. Refer to interpretation 4S of the Regulation S-K section of the March 1999 supplement to the Publicly Available Telephone Interpretation Manual and interpretation I.60 of the July 1997 Publicly Available Telephone Interpretation Manual, which are available on our website.

RESPONSE TO COMMENT 43:

In response to the Staff’s comment, the footnotes to the principal and selling stockholders’ table have been revised to identify the natural person(s) with voting and/or investment power over shares held by each non-natural person in the principal and selling stockholders’ table.

44.	Further, we note footnote disclosure that Mr. Swartz and Mr. Modersitzki disclaim beneficial ownership of such securities “except to the extent of their pecuniary interest therein.” Please remove this statement or explain this disclaimer in greater detail. Please also disclose the natural persons that, through their non-pecuniary interest, may exert voting or dispositive control over the shares held by the selling stockholders and provide an analysis of why disclosure with the above statement provides investors with information on all the natural persons who retain voting or investment control over the shares beneficially held by these entities.

RESPONSE TO COMMENT 44:

As indicated in the Company’s response to comment #42 above, it is currently anticipated that the sole selling stockholder in the offering will be an entity affiliated with Steven McCanne.

In response to the Staff’s comment, the Company has revised the footnotes to the principal and selling stockholders’ table to identify the natural person(s) with voting and/or investment power over the shares held by each non-natural person in the principal and selling stockholders’ table.

The Company notes the Staff’s comment regarding the disclaimer of beneficial ownership of shares held by non-natural persons “except to the extent of their pecuniary interest therein” and respectfully submits that such clause is appropriate to retain in these footnotes. The interest in the Company’s shares for each individual who makes such a disclaimer is held indirectly by way of an equity interest in one or more venture capital funds or other entities named in the respective footnotes to the principal and selling stockholders’ table. The individual will only be entitled to receive a portion of the shares held by the fund or other entity in accordance with such individual’s ownership percentage in the fund or other entity. Accordingly, the individual wishes to disclaim a pecuniary interest in the shares of the Company that will be distributed to other owners of the fund or other entity.

May 26, 2006

45.	Please advise that none of the selling stockholders are registered broker-dealers, and unless a registered broker-dealer that is a selling stockholder acquired its shares as transaction-based compensation for investment banking services, revise the prospectus to name the broker-dealer as an underwriter. Please also state in your response letter that none of the selling stockholders are affiliated with a registered broker-dealer and if not, disclose this in the prospectus and briefly describe the affiliation. With respect to any selling stockholder that is an affiliate of a registered broker-dealer, disclose whether such selling stockholder purchased its shares in the ordinary course of business, and whether at the time of the purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

RESPONSE TO COMMENT 45:

As indicated in the response to comment #42 above, Steven McCanne through shares currently held in the name of Steven McCanne and Tamara R. White, Trustees of the McCanne Family Trust dated July 8, 2002 and successor Trustees is currently anticipated to be the sole selling stockholder in this offering. Neither this trust nor its trustees is a registered broker-dealer or affiliated with a registered broker-dealer.

46.	Please revise to disclose how Burn3 LLC and Homestake Partners L.P. received their shares subject to resale.

RESPONSE TO COMMENT 46:

James R. Swartz is the manager of Burn3 LLC and the general partner of Homestake Partners L.P. The Company has revised footnote 9 of the principal and selling stockholders’ table to reflect the fact that Burn3 LLC and Homestake Partners L.P. each purchased shares of convertible preferred stock directly from the Company in connection with the Company’s Series A, Series B, Series C and Series D convertible preferred stock financings.

Description of Capital Stock, page 74

47.	Please advise why you have not provided the information responsive to Item 201(d) of Regulation S-K.

RESPONSE TO COMMENT 47:

The Company notes the Staff’s comment. However, the Company believes the disclosure is not necessary based on Instruction 9 to Item 201(d) of Regulation S-K which provides that except where the disclosure is part of a document incorporated by reference into a prospectus, the information required by this Item need not be provided in any registration statement under the Securities Act.

Underwriting, page 81

48.	Please supplementally confirm that you have no intent to offer a directed share program in conjunction with this offering.

RESPONSE TO COMMENT 48:

The Company has requested that the underwriters reserve a portion of the shares to be offered for sale in a directed share program (DSP). The Company will establish the aggregate number of shares reserved for the DSP (which in no case will exceed 5% of the shares to be sold to the underwriters in the offering), will specify the potential recipients of the directed shares, and will allocate the directed shares among the actual recipients. The Company has selected Deutsche Bank Securities Inc. (Deutsche Bank) to administer its DSP. The mechanics of the program are outlined below.

The Company will choose the potential recipients of the directed shares from its directors, officers, employees and other related persons. The Company will provide the names, addresses and e-mail addresses of the potential recipients to Deutsche Bank. Deutsche Bank will send an e-mail

May 26, 2006

about the DSP to potential recipients and direct potential recipients to log on to the Deutsche Bank DSP website. For certain individuals (e.g., individuals who do not have access to the internet), Deutsche Bank will mail an appropriate copy of the preliminary prospectus together with materials relating to the DSP to each potential recipient. The DSP website and hard copy materials will include identical participation instructions, an indication of interest form and forms for opening a brokerage account with Deutsche Bank. To comply with Rule 134(b)(1), the DSP website and materials will contain a statement that no sales of the shares can occur, and that no offers to purchase the shares may be accepted, until the registration statement for the shares is declared effective. In addition, in accordance with Rule 134(d), the materials will contain a statement that indications of interest made under the program create no obligation to purchase the shares.

Individuals who wish to express an indication of interest in the shares will be asked to complete an indication of interest form, specifying the number of shares requested and supplying information for compliance purposes. Deutsche Bank will use the information as its basis for evaluating the suitability of the proposed investment and application of Rule 2790 of the National Association of Securities Dealers.

All prospective recipients will be required to purchase shares through a Deutsche Bank account. Individuals who do not have an account with Deutsche Bank will be required to open an account based on the information provided on the subscription documents.

The deadline for expressing an indication of interest and opening an account will be three to four days prior to pricing. Once the deadline expires, Deutsche Bank will provide the Company with the list of individuals who have completed the forms for participating in the DSP, who have opened accounts and who otherwise appear to be eligible to purchase shares under the DSP. The Company will then review this list and determine the actual allocation of shares among these prospective recipients.

Once the offering has been priced and the registration statement relating to the offering has been declared effective, Deutsche Bank will contact each prospective recipient (either orally or electronically) who has been approved by the Company to purchase shares to inform such individual of the offering price of the shares and the maximum number of shares that such individual may purchase in the DSP. The individual will be given the opportunity to purchase any portion of the shares allocated by the Company or to withdraw any outstanding indication of interest. If an individual decides to purchase shares, the sale will be confirmed with the individual, either orally or electronically, and Deutsche Bank will mail a written confirmation of the purchase accompanied by a final prospectus.

The DSP is part of the underwritten offering. Except for the selection of the recipients, the use of the materials that specifically relate to the DSP and the process described above, the procedures for the DSP are substantially the same as the procedures that the underwriters will use to offer securities to the general public.

Drafts of the materials that will be distributed to potential recipients of directed shares are being supplementally provided to the Staff in the binder enclosed with the paper copy of this letter.

May 26, 2006

As of the date of this letter, no form of communication about the DSP has been sent to any of the prospective recipients.

49.	We note that a prospectus in electronic format may be made available on the websites of lead managers and other underwriters. Please identify the other underwriters who post the prospectus in electronic format and if you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

RESPONSE TO COMMENT 49:

The Company has been informed by the lead managers that they or their affiliates may engage in the electronic offer, sale or distribution of the shares and that any such activities will be conducted in accordance with procedures previously reviewed by the Staff. If the Company becomes aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after the date of this letter, it will promptly supplement this response to identify those members and either provide a description of their procedures or confirm that their procedures have been previously reviewed with the Staff.

In order to help alleviate concerns that may be raised by any possible online distribution or posting of the preliminary prospectus on the web, the representatives of the underwriters have indicated to the Company that they will include the following language in a communication to potential syndicate members:

“Online distribution of common stock of Riverbed Technology, Inc. may only be made pursuant to procedures for such distributions previously reviewed with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (1) you are not making an online distribution or (2) you are following procedures for online distribution previously reviewed with the Securities and Exchange Commission.”

Consistent with this procedure, the following language is included in the underwriting section of the prospectus:

“A prospectus in electronic format will be made available on the website maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.”

The Company will promptly supplement this response with information relating to any third-party arrangements that other underwriters are putting into place as such information becomes available.

May 26, 2006

Consolidated Financial Statements

Note 1. Organization and Significant Accounting Policies

Revenue Recognition, page F-8

50.	You state that you recognize revenue when you have delivered the products. However, you also state that product revenue is generally recognized upon transfer of title at shipment. Please clarify when you recognize revenue and revise your disclosures accordingly.

RESPONSE TO COMMENT 50:

The Company informs the Staff that it was referring to “Delivery” as one of the requirements of SOP 97-2. The Company has revised the disclosure on page F-10 of the Registration Statement to clarify that it has met the delivery requirements of SOP 97-2 and recognizes revenue when title of its products transfers to the customer, assuming all other revenue recognition criteria have been met.

51.	You state that you recognize revenue when customer payment is free of contingencies and significant uncertainties. Please describe the nature and the accounting for these contingencies and uncertainties. Cite the accounting literature that supports your accounting.

RESPONSE TO COMMENT 51:

The Company refers to contingencies and uncertainties as extended payment terms, rights of return or customer acceptance provisions that may be included in customer arrangements that affect the Company’s ability to conclude that fees are fixed or determinable. If the Company concludes that a fee is not fixed or determinable and free of contingencies and uncertainties at the outset of an arrangement, revenue is recognized as payments from customers become due in extended payment term arrangements in accordance with paragraph 29 of SOP 97-2, or after the contingencies are resolved, assuming all other revenue recognition criteria have been satisfied. To date, substantially all of the Company’s contracts do not include such contingencies and uncertainties.

52.	We note that prior to the third quarter of 2005, you could not establish VSOE for the fair value of support contracts provided to your reseller class of customers. We further note that you recognized all revenue ratably over the term of the support contract. Tell us why you now believe that you can establish VSOE for this class of customers. Tell us why you believe that you could establish VSOE for your “direct sales” class of customers. In addition, indicate how you presented the revenue recognized prior to the third quarter 2005 from sales to reseller customers in your Statements of Operations. That is, indicate how your presentation complies with Rule 5-03(1) of Regulation S-X.

RESPONSE TO COMMENT 52:

The Company supplementally advises the Staff as follows:

May 26, 2006

The Company evaluates whether or not it has established vendor-specific objective evidence (VSOE) of fair value in accordance with Paragraph 10 of Statement of Position 97-2, Software Revenue Recognition, as amended (SOP 97-2), which provides that VSOE of fair value is limited to the price charged when an element is sold separately or, for an element not yet being sold separately, the price established by management having the relevant authority. Paragraph 57 of SOP 97-2, which specifically addresses VSOE of fair value of postcontract customer support (PCS), states that VSOE of fair value should be determined in conformity with paragraph 10 and “the fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately (that is, the renewal rate).”

Through the second quarter of 2005, the Company did not enforce with its sales force either a range of discounting to be used or a standard approved price range for reseller arrangements. Accordingly, the Company’s discounting practices for the PCS renewal rates stated in contracts with resellers from 2004 through the second quarter of 2005 lacked consistency. As a result of the level of variability in PCS renewal rate pricing, the Company concluded that it had not established VSOE of fair value for PCS for this class of customer, and the Company has therefore recognized revenue for reseller arrangements prior to the third quarter of 2005 ratably over the period of contractual PCS in accordance with paragraph 58 of SOP 97-2.

In the third quarter of 2005, the Company formally established and published new support pricing to be used for all prospective reseller arrangements. The price change coincided with the Company hiring a new indirect channel management team. This pricing change was approved by the Company’s pricing committee and was communicated to all resellers via the Company’s partner website and direct emails to resellers. Resellers were further required to sign new reseller agreements reflecting the price change. Subsequent to the price change, substantially all of the Company’s agreements with resellers included renewal rates that were within a narrow pricing range. In addition to having established consistent pricing of PCS renewals in contracts, the Company’s management also concluded that it had the intent and ability to consistently renew a substantial majority of the PCS arrangements for reseller transactions at the stated renewal rates such that VSOE of fair value of PCS for the Company’s reseller class of customers was established in the third quarter of 2005.

With respect to direct customers, the Company formally established pricing guidelines for renewal of PCS for direct customers in 2004 when it began shipping product. Additionally, stated renewal rates have been included in a substantial majority of the Company’s direct transactions and have been consistently priced within a narrow range of the pricing guidelines originally established. In accordance with paragraph 57 of SOP 97-2, the Company’s management concluded that it had the intent and ability to renew a substantial majority of its direct contracts within a reasonable price range such that VSOE for support for direct customers had been established. The Company supplementally advises the Staff that it has renewed a substantial majority of support arrangements with direct customers at the stated renewal rate in the contracts.

The Company has reviewed Rule 5-03(b)(1) of Regulation S-X and believes that its statement of operations presentation is compliant. As discussed above, in multiple element arrangements where the Company did not have VSOE of fair value for PCS, the Company has

May 26, 2006

recognized the entire arrangement fee ratably over the life of the PCS arrangement, typically one year. Regulation S-X, Rule 5-03(b)(1), requires that registrants separately present revenues from the sale of products and revenues from providing services in their statements of operations. When products and services included in an arrangement are not separable, because of the absence of VSOE for the undelivered PCS element, and are accounted for effectively as a “bundled arrangement,” the Company believes that the revenue, once recognized, should be allocated between the sales of products and services using the fair values of the products and services. The Company does not believe that it is limited to the use of VSOE of fair value when allocating arrangement consideration among deliverables within the scope of SOP 97-2. For purposes of this allocation in the Company’s statement of operations, the Company has used its best estimate of the fair value of the PCS sold with reseller arrangements through the end of its second quarter of 2005 and applied the residual value of the contract to product. The Company derived the fair value of the PCS for resellers using the stated PCS renewal rates in the contracts. Although these renewal rates were inconsistent such that VSOE of fair value could not be established, the rates were nevertheless substantive. The Company supplementally informs the Staff that total product revenue recognized in 2004 and 2005 related to reseller arrangements that were recorded ratably due to lack of VSOE of fair value for PCS was approximately $39,000 and $2,110,000, respectively.

53.	You disclose that VSOE of fair value for elements of an arrangement is based upon the normal pricing and discounting practices for those services. Describe the nature of those services. Indicate how you are measuring and recognizing revenue from the services. Indicate how your discounting practices effects your ability to establish VSOE for the services. See paragraph 10 and 12 of SOP 97-2, as amended.

RESPONSE TO COMMENT 53:

Services refer to support services as well as training services. Support services provide customers with unspecified software upgrades, maintenance releases and patches during the support period. Support services also include internet access to technical content and internet and telephone access to technical support personnel. Support services are recognized ratably over the term of the support contract, typically one year. Training services are instructor-led courses on the use of the Company’s products. Training revenue is recognized as the services are performed. The Company informs the Staff that through March 31, 2006 in virtually all of its contracts the only element that remained undelivered at the time of delivery of the product was support.

The Company evaluates whether or not it has established VSOE of fair value in accordance with Paragraph 10 of Statement of Position 97-2, Software Revenue Recognition, as amended, (SOP 97-2), which provides that VSOE of fair value is limited to the price charged when an element is sold separately or, for an element not yet being sold separately, the price established by management having the relevant authority. Paragraph 57 of SOP 97-2, which specifically addresses VSOE of fair value of PCS, states that VSOE of fair value should be determined in conformity with paragraph 10 and “the fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately (that is, the renewal rate).”

The Company prices support as a percentage of the list product fee charged to customers. For each of the Company’s customer classes, a substantial majority of its contractually stated PCS

May 26, 2006

renewal rates are priced within a reasonably narrow range. When PCS is priced below the VSOE of fair value range, the Company allocates the arrangement fee initially to deferred support revenue based on the mid-point of VSOE of fair value for that customer class and any residual amount is recognized as product revenue. The deferred support revenue is recognized ratably over the support period.

VSOE of fair value for training services is based on a standard daily billing rate charged for such training, as sold separately when customers request the Company’s training services independent of a software arrangement. The Company supplementally advises the Staff that for all revenue recognized through March 31, 2006 all training had been delivered.

The Company periodically re-evaluates VSOE by reviewing the amounts charged for each of the elements impacted by VSOE on a 12-month historical look-back basis.

Stock Based Compensation, page F-9

54.	We note your disclosure that you engaged an unrelated third-party appraiser to assist management in the reassessment of the estimated fair value of your common stock in light of the expected completion of your initial public offering. Since you did not obtain contemporaneous valuations performed by an unrelated valuation specialist as defined by the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, tell us and revise to disclose the following information related to issuances of equity instruments:

•	Discuss the significant factors, assumptions, and methodologies used in determining the fair value of the underlying common stock; and

•	Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price or the fair value as determined by a contemporaneous valuation by an unrelated valuation specialist obtained subsequent to the grants but prior to the IPO.

RESPONSE TO COMMENT 54:

The Company supplementally informs the Staff as follows:

The Company has issued options to its employees since 2003. Subsequent to issuance and in connection with its retrospective review of fair value in connection with the contemplated IPO, the Company has determined that the deemed fair value of certain of these options was greater than the option exercise price. The resulting difference has been accounted for as deferred stock-based compensation.

May 26, 2006

During the 12 month periods ended December 31, 2003, 2004 and 2005 and the quarter ended March 31, 2006, the Company granted stock options with exercise prices as follows:

Stock Award Grant Dates	# of Options Granted	Exercise Price Per Share	Deemed Fair Value Per Share	Intrinsic Value Per Share
Jan. 1 - Mar. 31, 2003	705,000	$0.05	$0.05	$—
Apr. 1 - Jun. 30, 2003	777,500	$0.05	$0.05	$—
Jul. 1 - Sep. 30, 2003	255,000	$0.05	$0.05	$—
Oct. 1 - Dec. 31, 2003	580,000	$0.05	$0.05	$—
Jan. 1 - Mar. 31, 2004	635,000	$0.10	$0.10	$—
Apr. 1 - Jun. 30, 2004	581,000	$0.10	$0.25	$0.15
Jul. 1 - Sep. 30, 2004	952,500	$0.10	$0.50	$0.40
Oct. 1 - Dec. 31, 2004	246,000	$0.10	$0.79	$0.69
January 2005	215,500	$0.28	$1.00	$0.72
March 2005	460,500	$0.28	$1.20	$0.92
May 2005	2,729,250	$0.28	$1.80	$1.52
Jul. 1 - Sep. 30, 2005	790,500	$0.60	$3.00	$2.40
December 2005	1,211,500	$1.75	$4.07	$2.32
March 2006	1,015,500	$4.50	$6.00	$1.50

For options issued prior to January 1, 2006, the intrinsic value per share is being recognized as stock-based compensation over the applicable vesting period. After January 1, 2006, the Company used the reassessed value per share in its Black-Scholes calculations of expense.

During the years ended December 31, 2003, 2004 and 2005, and the quarter ended March 31, 2006, the Company granted options to employees to purchase a total of 11,154,750 shares of common stock at exercise prices ranging from $0.05 to $4.50 per share. The Company did not obtain contemporaneous valuations from an unrelated valuation specialist during 2003 through 2005. Instead, it relied on its board of directors, the members of which have extensive experience in the technology industry, all but two of whom are non-employee directors, to determine a reasonable estimate of the then current value of the Company’s common stock. The Company is currently a privately-held company and as such, it does not have an active market for its common stock. As a result, the Company’s board of directors established the estimated fair value of the Company’s common stock on the date of grant based on several factors, including:

•	the grants involved private company securities that were not readily tradeable and had no guarantee of ever being readily tradeable;

•	the price at which Series A, Series B, Series C and Series D convertible preferred stock was issued by the Company to outside investors in arms-length transactions, including new investors setting the price in each round, in December 2002 through January 2003, December 2003, December 2004 and February 2006, respectively, and the rights, preferences and privileges of the preferred stock relative to the common stock;

•	important developments relating to the Company’s product during 2003, 2004, 2005 and 2006;

•	the Company’s stage of development and business strategy;

May 26, 2006

•	the status of the Company’s efforts to build its management team;

•	the likelihood of achieving a liquidity event for shares of the Company’s common stock, such as an initial public offering or sale of the Company, given prevailing market conditions;

•	the state of the new issue market for similarly situated technology companies;

•	the market prices of various publicly held technology companies; and

•	competitive landscape changes, including the acquisition of key competitors by much larger companies.

In connection with the preparation of its financial statements, the Company has reassessed the estimated fair value of its common stock in light of the expected completion of its initial public offering. The Company engaged a third-party appraiser to assist management in this process through the provision of valuation reports that valued the Company’s common stock between $0.69 and $0.89 at December 10, 2004, between $3.54 and $4.07 at January 1, 2006 and between $4.33 and $4.66 at February 1, 2006. The February 1, 2006 valuation formed the basis for the pricing of options granted in the quarter ended March 31, 2006. The ranges are based on estimates of a variety of scenarios, including the weighted average probability of (1) an IPO, (2) an acquisition, (3) remaining private or (4) liquidating. For options granted prior to January 1, 2006, stock-based compensation expense per share equals the difference between the reassessed fair value per share of the Company’s common stock on the date of grant and the exercise price per share as included in the specific stock option grant. This amount is then amortized over the performance period, which in the Company’s case is equal to the vesting period of the underlying option, generally four years.

In reassessing the fair value of its common stock during 2004 and 2005 for purposes of computing the stock-based compensation expense, the Company reassessed the fair value of the common stock assuming the successful completion of an initial public offering in 2006 and then determined the reassessed fair value at previous points in time.

In determining the reassessed fair value of its common stock during 2004 and 2005, the Company established $0.79 as the reassessed fair value at December 31, 2004 and $4.07 as the reassessed fair value at December 31, 2005. For interim periods between these two dates, the Company adjusted the fair value based on various factors including whether it achieved company milestones, secured new customers, met forecasted bookings and hired certain key personnel. The Company also considered other material factors in reassessing fair value for financial reporting purposes as of the respective option grant dates, including the valuations of existing comparable publicly traded companies, the state of the public offering market for early stage software companies and the Company’s decision to pursue an initial public offering. The reassessed fair value used to compute the stock-based compensation expense was done only for financial reporting purposes and may not be reflective of the fair market value that would result from the application of other valuation methods, including accepted valuation methods for tax purposes.

As a result of the reassessed fair value of options granted, the Company recorded deferred stock-based compensation relative to these options of $567,000 and $9.3 million during the years

May 26, 2006

ended December 31, 2004 and 2005, respectively, which is being amortized over the vesting period of the applicable options on a straight-line basis. During the years ended December 31, 2004 and 2005, the Company amortized $92,000 and $1.3 million, respectively, of deferred stock-based compensation, leaving approximately $8.5 million to be amortized in future periods. The total unamortized deferred stock-based compensation recorded for all outstanding option grants made through December 31, 2005 is expected to be amortized as follows: $2.6 million in 2006, $2.4 million in 2007, $2.3 million in 2008 and $1.2 million in 2009.

Based on current market conditions and preliminary discussions with its underwriters and subject to a number of contingencies, including the performance of comparable companies and forecasts of the Company’s financial performance, the Company currently believes that its estimated IPO price per share would be between $7.00 and $9.00.

Option Pricing Detail

Introduction

As described below, the Company’s business has grown very rapidly, with such growth commencing substantively in the third quarter of 2005. Until recently, the Company’s performance was subject to significant technical challenges which could have prevented or significantly delayed its ability to introduce and sell products.

In the analysis detailed below, valuations near year-end are driven largely by retrospective valuations performed for year-end 2004 and 2005. Among other items, a key driver for the Company’s common stock pricing has been its revenue growth ramp. The Company has no customer revenue concentration greater than 10% and, after the general availability of the product, no single event or milestone has been as important a valuation driver as revenue. For intra-year periods, revenue growth entering a quarter was the key determinant for pricing.

The following table shows the relationship between the Company’s revenue and corresponding deemed fair value of the Company’s common stock.

May 26, 2006

Period Summary

The following summaries describe the stock-based compensation analyses for each quarter during the years ended December 31, 2004 and 2005, and the quarter ended March 31, 2006, beginning with the most recent quarter.

January 1 – March 31, 2006

Stock Award Grant Dates	# of Options Granted	Exercise Price Per Share	Deemed fair value Per Share	Intrinsic Value Per Share
March 2006	1,015,500	$4.50	$6.00	$1.50

Options were issued in March 2006 at $4.50 per share, representing a 157% increase over the prior deemed fair value. The deemed fair value of the Company’s common stock as of the date of these awards was subsequently determined to be $6.00 per share.

The factors that the Company considered in determining the deemed fair value for the March 2006 awards included:

•	The Company exceeded its revenue plan for the quarter;

•	The Company selected investment bankers and on February 16, 2006 held an organizational meeting for a planned IPO;

May 26, 2006

•	The Company signed an OEM agreement with McDATA Corporation on January 31, 2006;

•	The Company’s head of sales ceased service with the Company on January 5, 2006;

•	The Company continued to incur significant losses;

•	The Company obtained a contemporaneous outside valuation that valued its common stock at February 1, 2006 between $4.33 and $4.66 per share. The Company deemed the fair value of its options in March 2006 to have increased from this third-party valuation price due to revenue growth in February and March and a retrospective evaluation of the March pricing based on the Company’s potential IPO pricing; and

•	The Company sold Series D convertible preferred stock for $5.35 per share in February 2006. The round of financing was led by a new venture capital investor, Meritech Capital. Terms of the transaction were agreed upon in late January 2006.

May 26, 2006

October 1 – December 31, 2005

Stock Award Grant Dates	# of Options Granted	Exercise Price Per Share	Deemed Fair Value Per Share	Intrinsic Value Per Share
December 2005	1,211,500	$1.75	$4.07	$2.32

Options were issued in December 2005 at $1.75 per share, representing a 192% increase over the prior deemed fair value of awards granted in September 2005. The deemed fair value of the Company’s common stock in this period was subsequently determined to be $4.07 per share.

The factors that the Company considered in determining the deemed fair value for the December awards included:

•	The Company exceeded its revenue plan for the quarter;

•	Investment bankers were interviewed and discussions of a possible IPO between June and December 2006 ensued. The Company made no decision to proceed with an IPO at this time;

•	The Company continued to incur significant losses; and

•	A third-party valuation was commissioned that resulted in an estimated price for common stock of between $3.54 and $4.07 per share at January 1, 2006. Given the proximity to a possible IPO as early as the first half of 2006, the Company decided to use the high end of this range for its assessment of the fair value of its common stock in December 2005.

July 1 – September 30, 2005

Stock Award Grant Dates	# of Options Granted	Exercise Price Per Share	Deemed Fair Value Per Share	Intrinsic Value Per Share
Jul. 1 - Sep. 30, 2005	790,500	$0.60	$3.00	$2.40

Options were issued in the quarter at $0.60 per share, representing a 114% increase over the prior deemed fair value. The deemed fair value of the Company’s common stock granted in July and September 2005 was subsequently determined to be $3.00 per share.

May 26, 2006

The factors that the Company considered in determining the deemed fair value for the July and September awards included:

•	Entering this quarter, the Company achieved quarterly revenue growth of 23% in the three months ended June 30, 2005 as compared to the prior quarter. Revenue growth in the September quarter was 144% greater than the June period;

•	The Company continued to incur significant losses. The Company generated revenues of $7.1 million versus an original forecast of $6.7 million; and

•	The Company was achieving lower than expected revenues in Europe and the head of its European operations ceased service with the Company.

The deemed fair value of options granted in July and September was determined to be $3.00 per share, a 67% increase over the deemed fair value of awards made in May 2005. The fair value of $3.00 per share represents a value equal to 74% of the year-end valuation of $4.07.

April 1 – June 30, 2005

Stock Award Grant Dates	# of Options Granted	Exercise Price Per Share	Deemed Fair Value Per Share	Intrinsic Value Per Share
May 2005	2,729,250	$0.28	$1.80	$1.52

Options were issued in May 2005 at $0.28 per share. The fair value of the Company’s common stock in this period was subsequently deemed to be $1.80 per share. The option grants in the period included 2,000,000 shares issued to the Company’s two founders. These grants were issued in the first half of the quarter at a time when only 20% of the quarter’s total transaction dollar volume (bookings) had been completed.

The factors that the Company considered in determining the deemed fair value of awards made in May 2005 included:

•	Entering this quarter, the Company achieved quarterly revenue growth of 47% in the first quarter of 2005 as compared to the fourth quarter of 2004;

•	The Company continued to incur significant losses;

•	The Company missed its revenue forecast for the quarter, originally forecasting $4.8 million though only generating $2.9 million of revenue (a 40% shortfall to forecast);

•	A key competitor, Peribit, began demonstrating products it claimed were similar to the Company’s products. Given Peribit’s longer history and larger base of customers and revenue, some potential customers of the Company paused in their evaluation of the Company’s products to test the Peribit offering. Only later in 2005 did the Company determine that the Peribit product lacked a number of key characteristics of the Company’s product offerings; and

May 26, 2006

•	The acquisition of Peribit by Juniper Networks was announced in April 2005, forcing the Company to compete with another significantly larger and more established company, increasing the risk that the Company would not be able to achieve significant commercial success.

•	Cisco Systems, which acquired Actona (a company offering competitive products) in 2004, and Juniper Networks are two of the largest companies in the Company’s industry. The combined risks associated with this heightened competition were significant;

•	As set forth in the Risk Factors section of the Registration Statement, there is a risk that customers may buy a less effective product from a more established company if the product is adequate and other compensating factors exist. The Company feared that Peribit’s improved product would now be in the hands of a much larger company. The much greater distribution capacity and stature as a networking equipment provider might also allow Cisco Systems and Juniper Networks to overcome product shortcomings if they were to improve their products sufficiently; and

•	Both Cisco Systems and Juniper Networks also began to market long-term strategies that included integration of their products with other technologies that they claimed would eventually make their products superior to those offered by the Company.

The fair value was determined to be $1.80 for the period, a 50% increase over the deemed fair value of awards made in March 2005. The fair value of $1.80 per share represents a value equal to 44% of the year-end 2005 valuation of $4.07 per share.

January 1 – March 31, 2005

Stock Award Grant Dates	# of Options Granted	Exercise Price Per Share	Deemed Fair Value Per Share	Intrinsic Value Per Share
January 2005	215,500	$0.28	$1.00	$0.72
March 2005	460,500	$0.28	$1.20	$0.92

Options were issued in this quarter at $0.28 per share, an increase of 180% over the prior deemed fair value. The deemed fair value of the Company’s common stock in this period was subsequently determined to be $1.00 per share for January grants and $1.20 per share for March grants.

May 26, 2006

The factors that the Company considered in determining the deemed fair value of awards made in January and March 2005:

•	The Company had only minimal revenues during this period and continued to incur significant losses;

•	The Company entered into an OEM agreement with Hewlett-Packard Company; however, the contract did not include any product revenue commitments and did not result in any revenue during this period or in 2005. The announcement had little noticeable impact; and

•	The Company missed its revenue forecast for the period, originally forecasting $3.4 million of quarterly revenue while only generating $2.3 million (a 32% shortfall to forecast).

The $1.20 per share value used in March 2005 represents a 52% increase in the common stock price over the deemed fair value at year-end 2004 and is equal to 29% of the deemed fair value of $4.07 at year-end 2005.

October 1 – December 31, 2004

Stock Award Grant Dates	# of Options Granted	Exercise Price Per Share	Deemed Fair Value Per Share	Intrinsic Value Per Share
Oct. 1 - Dec. 31, 2004	246,000	$0.10	$0.79	$0.69

Options were issued in the quarter at $0.10 per share. The deemed fair value of the Company’s common stock in this period was subsequently determined to be $0.79 per share. This value reflects the substantial uncertainties and risks in the Company’s business during that time.

The factors that the Company considered in determining the deemed fair value for the awards made in this quarter included:

•	The Company had its first quarter of revenue over $1 million but continued to incur significant losses;

•	The Company missed its revenue forecast for the period, originally forecasting $2.0 million for the December quarter while only generating $1.6 million of actual revenue;

•	The Company faced increasing competition from Cisco Systems. Cisco Systems’ worldwide sales coverage is significant and the Company began to find itself competing with Cisco Systems in many customer encounters. The Company also understood that Cisco Systems continued to make sales in areas in which the Company had no sales coverage; and

•	A third-party independent valuation was commissioned retrospectively that resulted in an estimated price for the Company’s common stock of between $0.69 and $0.88 per share at December 10, 2004. Given the significant uncertainties that remained in the business at this time, the mid-point in the range of $0.79 per share has been used by the Company in its determination of the deemed fair value during this period.

May 26, 2006

The $0.79 per share common stock price represents a 58% increase from the September quarter deemed fair value.

Subsequent to option issuances that took place earlier in the quarter, the Company closed a Series C convertible preferred stock round at $2.14 per share on December 10, 2004.

The shares of Series C convertible preferred stock have certain rights, preferences and privileges superior to the rights of shares of the Company’s common stock underlying the granted options. For example, in the event of any liquidation, dissolution or winding-up of the affairs of the Company (including a merger or acquisition), the holders of the then outstanding shares of convertible preferred stock are entitled to receive, on a pari passu basis out of the assets of the Company, an amount equal to their respective liquidation preferences, plus any declared but unpaid dividends. All such amounts are paid to the holders of convertible preferred stock prior to the holders of common stock receiving any proceeds. The liquidation preferences per share of convertible preferred stock are the respective original purchase prices for such shares ($2.14 per share in the case of the Series C convertible preferred stock). Following payment of such liquidation preferences, the remaining proceeds (if any) are distributed ratably among the holders of the common stock and the holders of the convertible preferred stock as if all shares of convertible preferred stock had converted into common stock, until the holders of convertible preferred stock have received, in the aggregate, a multiple of their respective original purchase price (1.5 times the original purchase price in the case of the Series C convertible preferred stock, or $3.21 per share). It is only after all such amounts are paid that any remaining proceeds are distributed among the holders of the Company’s common stock. In addition, unlike the common stock, the convertible preferred stock receives protection against certain issuances by the Company of securities at a price less than the respective original purchase price of such convertible preferred stock (a dilutive issuance), such that after a dilutive issuance, the relative ownership interest in the Company of the holders of such convertible preferred stock is increased relative to the holders of common stock. The holders of the convertible preferred stock are also entitled to other valuable rights not held by the holders of common stock, including preferential voting rights, registration rights, information rights and pre-emptive rights.

Consequently, the various rights, preferences and privileges of the Series C convertible preferred stock make such stock more valuable than the common stock.

Given the early stage of the company and the significant amount of time in advance of the proposed public offering (at which time the value of the convertible preferred stock and common stock will be equal because the convertible preferred stock will automatically convert into common stock), the value difference between the convertible preferred stock and the common stock during this period was significant.

May 26, 2006

July 1 – September 30, 2004

Stock Award Grant Dates	# of Options Granted	Exercise Price Per Share	Deemed Fair Value Per Share	Intrinsic Value Per Share
Jul. 1 - Sep. 30, 2004	952,500	$0.10	$0.50	$0.40

Options were issued in this quarter at $0.10 per share. The deemed fair value of the Company’s common stock in this period was subsequently determined to be $0.50 per share. This value reflects the substantial uncertainties and risks in the Company’s business during that time.

The factors that the Company considered in determining the deemed fair value for the awards made in this quarter included:

•	Revenue grew to $867,000, although the Company continued to incur significant losses; and

•	Substantial risks remained in the business and repeated monthly and quarterly revenue forecasting misses illustrated business unpredictability. In the quarter ended September 30, 2004, the Company originally forecast $1.2 million of revenue versus the $867,000 actually generated.

Based principally on the increase in revenue from $101,000 in the quarter ended June 30, 2004 to $867,000 in the quarter ended September 30, 2004, the price of common stock has been reassessed to a deemed fair value of $0.50 per share, a 100% increase over the prior quarter option deemed fair value. The deemed fair value of $0.50 per share represents 63% of the year-end 2004 deemed fair value.

April 1 – June 30, 2004

Stock Award Grant Dates	# of Options Granted	Exercise Price Per Share	Deemed Fair Value Per Share	Intrinsic Value Per Share
Apr. 1 - Jun. 30, 2004	581,000	$0.10	$0.25	$0.15

Options were issued in this quarter at $0.10 per share. The deemed fair value of the Company’s common stock in this period has subsequently been determined to be $0.25 per share. This value reflects the substantial uncertainties and risks in the Company’s business during that time.

May 26, 2006

The factors that the Company considered in determining the deemed fair value for the awards made in this quarter included:

•	Though its product became generally available in May 2004, the Company generated only minimal revenues during this period and continued to incur significant losses; and

•	Cisco Systems acquired one of the Company’s competitors—Actona. As a result, the Company began to encounter competition from a company with substantially greater market presence and resources than the Company.

Driven largely by the release of its first product and its first sales, the Company has reassessed the value of its stock and increased it by 150% over the deemed fair value of awards made in the first quarter of 2004 to $0.25 per share. Although the Company made its first product shipments, revenue for the quarter was only $101,000.

January 1 - March 31, 2004

Stock Award Grant Dates	# of Options Granted	Exercise Price Per Share	Deemed Fair Value Per Share	Intrinsic Value Per Share
Jan. 1 - Mar. 31, 2004	635,000	$0.10	$0.10	$—

The fair market value of the Company’s common stock in this period was $0.10 per share. This value reflects the substantial uncertainties and risks in the Company’s business during that time.

The factors that the Company considered in determining the deemed fair value for the awards made in this quarter included:

•	The Company was a development stage company during this period;

•	The Company’s product release date had slipped repeatedly and was delayed until the following quarter;

•	The Company received feedback that critical features were still needed in the product to allow its product to interoperate in large network deployments. Many of the features later developed to allow easy integration were not available at this time. The Company had several potential customers test the unfinished product and determined that a significant amount of work was still required before general availability;

•	With less than 40 employees during this time, a significant number of new managers and other employees would be required to build the business to a critical mass; and

•	The Company continued to incur a significant quarterly net loss and was rapidly burning through its cash.

May 26, 2006

January 1 - December 31, 2003

Stock Award Grant Dates	# of Options Granted	Exercise Price Per Share	Deemed Fair Value Per Share	Intrinsic Value Per Share
Jan. 1 - Dec. 31, 2003	2,317,500	$0.05	$0.05	$—

The fair market value of the Company’s common stock in this period was $0.05 per share. This value reflects the substantial uncertainties and risks in the Company’s business during that time.

The factors that the Company considered in determining the deemed fair value for the awards made in this period included:

•	The Company was a development stage company during this period;

•	The Company was incurring significant losses and had no revenue;

•	The Company was in the early stages of developing its technology and had no commercial product; and

•	The Company was in the early stages of hiring its employee base.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value.

Determining the fair value of the Company’s stock requires making complex and subjective judgments. The Company has discussed at length above the various assumptions and methodologies used by the Company in determining fair value of awards between January 1, 2004 and March 31, 2006. Additionally, the third party engaged by the Company to assist management in its assessment utilized the income approach and market multiple approach methodologies in valuing the Company’s common stock at December 10, 2004, January 1, 2006 and February 1, 2006.

The income approach involves applying appropriate discount rates of estimated cash flows that are based on forecasted revenues and costs. Discount rates are determined by applying the Capital Asset Pricing Model, using betas for comparable companies. The Company’s revenue forecasts are based on expected annual growth rates of over 100% in the early periods. The Company also expected its costs to grow faster than revenue during the first two years after the introduction of its products and to grow slower than revenues in the subsequent three years. The terminal value was calculated by applying a multiple of 10 to the terminal year earnings before interest and taxes. The derived amount is then discounted to its present value at discount rates and added to the present value of projected cash flows to estimate the Company’s total invested capital. There is inherent uncertainty in these estimates. The assumptions underlying the estimates are consistent with the Company’s business plan. The risks associated with achieving the Company’s forecasts were assessed in selecting the appropriate discount rates, which range from 28 to 30 percent and were determined by using comparable publicly traded companies.

May 26, 2006

The market multiple approach involves applying the market multiples of comparable public companies to the Company’s projected financial results. The market multiple approach was based on revenue, EBITDA (earnings or losses before the effect of interest, taxes, depreciation and amortization), operating profit and net earnings considered to be representative of the future performance of the Company, and multiplying these figures by a range of appropriate multiples. The market multiples were obtained through market comparison, where companies having their stock traded in the public market were selected for comparison purposes and used as a basis for choosing reasonable market multiples for the Company. The comparable companies consisted of network hardware companies with a history of growth, high gross margins and profitability. The comparable companies were typically profitable, despite the fact that the Company has not achieved profitability, as the Company determined that those companies operated in similar industries as the Company and had an expense composition similar to the forecasted model of the Company in the future.

55.	Tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for the Company’s stock.

RESPONSE TO COMMENT 55:

The Company supplementally informs the Staff as follows:

The Company’s first discussions with investment bankers regarding the prospect for an IPO took place in September 2005. At that time, a potential IPO for mid- to late- 2006 was discussed. No indications of value were provided to the Company at that time.

In November 2005, a number of investment banks made proposals to work with the Company on an IPO. Completion of any IPO was contingent on numerous criteria, including but not limited to at least two additional quarters of significant revenue growth, the completion of due diligence by the investment bankers, general market conditions, and obtaining internal investment bank approval. In the marketing of underwriting services to the Company, the investment banks discussed a wide range of valuation outcomes based on the Company’s financial forecasts. No indication of an expected price that the underwriters would be prepared to commit to were part of these discussions. The Company selected an investment banking team in January 2006 and held an organizational meeting on February 16, 2006.

The pricing or range of prices for the IPO has not been finalized. The underwriters do not anticipate having a range of prices completed until later in the IPO process. The pricing range will depend on market conditions, the performance of comparable companies and underwriter forecasts of the Company’s financial performance. Based on current market conditions and the underwriters’ preliminary forecasts as of May 2006, the Company anticipates a price range of $7.00 to $9.00 per share.

May 26, 2006

56.	In addition, if a third-party valuation specialist was used, please include the expert’s consent pursuant to Section 436(b) of Regulation C.

RESPONSE TO COMMENT 56:

Financial Strategies Consulting Group, LLC has provided the Company with a “written consent to reference.” The Company has filed this written consent to reference as Exhibit 23.4 to the Registration Statement.

57.	We note that you are planning on adopting SFAS 123(R) using the modified prospective transition method. You further state that beginning January 1, 2006 that compensation cost will include compensation cost based on the intrinsic value for awards not vested as of December 31, 2005 (your page F-12). However, we note that you state that under the modified prospective transition method you will recognize compensation for stock options outstanding at December 31, 2005 and to awards issued after December 31, 2005. You then state that stock-based compensation will be measured based on the fair value of all stock awards on the dates of grant. Please clarify how you will be accounting for awards that are unvested as of December 31, 2005.

RESPONSE TO COMMENT 57:

The Company has adopted SFAS 123(R) using the prospective method and has revised the disclosure on page F-13 of the Registration Statement accordingly. Awards that are unvested as of December 31, 2005 are accounted for under APB 25. Awards modified or granted subsequent to December 31, 2005 are accounted for under SFAS 123(R).

Stock Plan, page F-22

58.	We note that you have disclosed information about stock option grants and other equity related transactions for the year ended December 31, 2005. Provide us the following information in chronological order for stock option grants and other equity related transactions (including the issuance of the Series D Convertible Preferred Stock) from January 1, 2006 through the filing of the registration statement:

•	The type of security;

•	The date of grant/issuance;

•	Description/name of option or equity holder;

•	The reason for the grant or equity related issue;

•	The number of options or equity instruments granted or issued;

•	The exercise price or conversion price;

•	The fair value of underlying shares of common stock;

May 26, 2006

•	The total amount of compensation deferred, beneficial conversion feature and expense recognized and reconciled to your financial statement disclosures and the magnitude and timing of the amortization expense;

•	Reference the authoritative accounting guidance relied upon for each non-option grant equity transaction (e.g., EITF 00-27).

RESPONSE TO COMMENT 58:

A copy of a table setting forth the requested information has been supplementally provided to the Staff in the binder enclosed with the paper copy of this letter.

59.	Continue to provide us with updates to the requested information for all equity related transactions through the effective date of the registration statement.

RESPONSE TO COMMENT 59:

The Company notes the Staff’s comment and will continue to update the requested information through the effective date of the Registration Statement.

Note 13. Segment Information, page F-25

60.	You state that there are no segment managers who are held accountable for components below the consolidation unit level. You further state that “accordingly, we are considered to be in a single reporting segment and operating unit structure.” Explain why you believe that since there are no segment managers that you do not have more than one operating segment under paragraph 10 of SFAS 131. Tell us how you considered whether the chief operating decision maker may be the segment manager. See paragraph 12 of SFAS 131. Also, consider whether you can have an operating segment without a segment manager.

RESPONSE TO COMMENT 60:

The Company informs the Staff that it has only one business activity from which it earns revenues and incurs expenses and whose discrete operating results are regularly reviewed by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker. As a result of these factors, the Company has determined that it has one operating segment in accordance with paragraph 10 of SFAS 131.

May 26, 2006

Part II

Recent Sales of Unregistered Securities, page II-2

61.	With respect to your 4(2) issuances, please state whether the purchasers were accredited or sophisticated.

RESPONSE TO COMMENT 61:

All securities issued pursuant to Section 4(2) were made to either sophisticated purchasers or “accredited investors” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act of 1933. The Company’s issuances of Series A, Series B, Series C and Series D convertible preferred stock were all made pursuant to Rule 506 of Regulation D and the disclosure has been updated to remove the reference to Section 4(2) for those issuances.

Exhibits and Financial Statement Schedules, page II-3

62.	We note that there are a number of material exhibits to be filed by amendment. We will need sufficient time to process the amendment when the amendments are included. Please understand that the filing of these exhibits may cause us to raise issues on areas not previously commented upon.

RESPONSE TO COMMENT 62:

The Company notes the Staff’s comment.

Undertakings, page II-5

63.	Please advise as to the applicability of the undertaking for Item 512(f) of Regulation S-K and confirm the accuracy of your undertakings in light of the Securities Offering Reform.

RESPONSE TO COMMENT 63:

The Company has reviewed Item 512(f) of Regulation S-K and believes the undertaking is applicable to this offering and therefore has retained the first paragraph of Item 17 of Part II of the Registration Statement. The Company has also reviewed its undertakings in light of the Securities Offering Reform and believes that no additional undertakings are required and that all of the undertakings included in the Registration Statement are accurate and complete.

* * * *

May 26, 2006

Please do not hesitate to contact me at (650) 463-5350 if you have any questions or would like additional information regarding this matter.

Very truly yours, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

/s/ Craig M. Schmitz

cc:	Stephen Krikorian, Securities and Exchange Commission

Jason Niethamer, Securities and Exchange Commission

Anne Nguyen, Securities and Exchange Commission

Jerry M. Kennelly, Riverbed Technology, Inc.

Randy S. Gottfried, Riverbed Technology, Inc.

Brett A. Nissenberg, Riverbed Technology, Inc.

Robert V. Gunderson, Jr., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Daniel J. Weiser, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Richard A. Kline, Wilson Sonsini Goodrich & Rosati, Professional Corporation